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June 1, 2007

Mr. Kevin Woody

Branch Chief

Division of Corporate Finance

Unites States Securities and Exchange Commission

Washington, D.C 20549

Re:	World Monitor Trust III – Series J
Form	10-K for the fiscal year ended December 31, 2006
File	No. 0-51651

Dear Mr. Woody

We acknowledge receipt of your letter dated May 17, 2007 in regards to the Form 10-K for the fiscal year ended December 31, 2006 for World Monitor Trust III – Series J (“Series J”).

Following are our responses to your questions requesting clarification on our correspondence dated May 8, 2007.

1.	Note 1. Organization – Exchanges, Redemptions and Termination.

SEC Comment:

We note your response to prior comment 2 and understand your payment policy related to redemptions requests that are received after the deadline. However, if a redemption request is received subsequent to the redemption deadline but before the end of business on the balance sheet date, you are in receipt of notice from the unit-holder of their intention to redeem their units and it appears to us that the underlying units would meet the definition of mandatorily redeemable financial instruments under the guidance in SFAS 150. Please provide to us management’s assessment of the provisions of SFAS 150 in these situations.

Response:

A Unitholder may voluntarily redeem or exchange any or all of his, her or its Units as of the close of business on the last Business Day of any calendar month, beginning with the end of the first month following such Unitholder’s purchase of such Units, at Net Asset Value, provided that the Request for Redemption is received by the Managing Owner at least five (5) Business days prior to the end of such month excluding the last Business Day of the month. The Request for Redemption will become effective as of the close of business on the last Business Day of that calendar month.

Under SFAS 150, a Request for Redemption is recorded in Series J’s financial statements as redemption payable. Our current position under SFAS 150 is that the Request for Redemption was not effective until the Registrant’s Registrar and Transfer Agent formally accepted the Request for Redemption, at least five (5) Business days prior to the end of such month excluding the last Business Day of the month. In discussing this with our auditors seeking further technical clarification, we now agree with the Commission’s position. As such going forward Series J will treat all Requests for Redemptions received as Redemptions Payable in the month received on Registrant’s financial statements.

2.	Note 2. Summary of Significant Accounting Policies – Offering Costs

SEC Comment:

We note your response to prior comment 3. Please confirm that you will provide similar disclosure in future filings consistent with information provided within your previous response.

Response:

World Monitor Trust III – Series J included the requested disclosure in it’s Form 10-Q for the period ended March 31, 2007 in Note 2 E to the financial statements, and will continue to provide this information for the Registrant’s financial statements in future filings.

3.	Note 2. Summary of Significant Accounting Policies – Offering Costs

SEC Comment:

We note your response to prior comment 4 and have reissued the comment. Please tell us how your accounting policy is consistent with the guidance in paragraph 8.24 of the AICPA Audit and Accounting Guide, Audits of Investment Companies. Specifically, explain why a liability for estimated offering expenses to be reimbursed to the Managing Owner has not been recorded in the financial statements of the series. Additional reference is made to Staff Accounting Bulletin Topic 5D.

Response:

In regards to paragraph 8.24 of the AICPA’s Audit and Accounting Guide, Audits of Investment Companies, the Managing Owner incurs the expense upfront and Series J reimburses the Managing Owner subject to a maximum reimbursement of 0.50% per annum and other restrictions disclosed in the Trust Agreement. Each month Series J records a liability, which is recorded as the current month’s expense. If Series J terminated, (which was the case for Series H and Series I), Series J would no longer be liable for any of the offering expenses incurred by the Managing Owner but not reimbursed by Series J. This was the case for Series H and Series I when they terminated on April 30, 2007, and are no longer responsible for reimbursing additional offering costs to the Managing Owner after April 30, 2007. We believe this is consistent with guidance in Staff Accounting Bulletin Topic 5D, question 1 as the commitment recognized to reimburse is equal to the liability of Series J which is incurred a monthly basis.

Date: June 1, 2007	By: /s/ David K. Spohr

Name:   David K. Spohr

Title:     Senior Vice President and

Director of Fund Administration

(Principal Financial/Accounting Officer)